

Mail Stop 4631

March 22, 2010

<u>via U.S. mail and facsimile</u>

Andrea Jung, Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

> **RE: Avon Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-4881**

Dear Ms. Jung:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Segment Review – Latin America, page 30

1. Regarding the negative impact of Avon Venezuela settling certain U.S. dollar-denominated liabilities through the parallel market, please expand future disclosure to address the following:

- quantify the dollar amount of the affected liabilities as previously reported in your financial statements,
- quantify the impact in U.S. dollars to your financial statements (i.e. the amount of loss reported),
- discuss remaining U.S. dollar-denominated liabilities and other foreign currency denominated transactions and the potential impact of settling them at the parallel rate.

Provide us with an example of future disclosure. Also, please tell us what consideration you have given to using the parallel market rate for the measurement of foreign currency denominated transactions into the functional currency.

2. Given the risks presented by currency restrictions, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for Avon Venezuela. Tell us your consideration of providing this disclosure in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief